Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Receives Purchase Order for PI-88 Clinical Trial Material

Brisbane, Australia, 12th November 2010. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) are pleased to announce that PI-88 licensee, Medigen Biotechnology Corporation (Medigen), have placed the purchase order for clinical trial materials for the Phase III clinical trial in liver cancer patients.

Progen’s fully owned contract manufacturing subsidiary PharmaSynth Pty Ltd will now commence the manufacturing runs required for the delivery of the PI-88 clinical trial material for this important trial.

“This is another step towards the clinic and we are pleased that Medigen is making such good progress with this program to develop and commercialise PI-88” said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Ltd.

PI-88 is a multi-targeted cancer therapeutic in late stage development which inhibits both angiogenesis (or tumour promoting) factors such as Vascular Endothelial Growth Factor (VEGF), Fibroblast Growth Factors (FGF) 1 and 2, and heparanase, an enzyme implicated in metastasis (tumour spread). As previously announced Progen has exclusively licensed the worldwide rights for PI-88 to Medigen for all oncology indications.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.